

December 10, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form S-1
        Filed December 2, 2008
        File No. 333-148695

Dear Mr. Mytych:

We reviewed the filing and have the comments below.

Statement of Cash Flows, page 24

1.   We note that you present non-cash items such as issuances of common stock for loans as
        part of operating activities. Please tell us the nature of this line item, why you believe it
        is appropriate to reflect this as a reconciling item in operating activities, and what
        consideration was given to reporting these activities in non-cash items, as contemplated
        by paragraph 32 of SFAS 95. Example 1 of paragraph 131 of SFAS 95 may be helpful.

Note 4 - Long Term Debt, page 29

2.   You state on page 40 that 32.5 shares of common stock were issued for the loan
        repayment with a beneficial conversion feature. The face value of the loan payable was
        $650,000 with a conversion price of $.002 pursuant to paragraph 3(b)(ii) of exhibit 10.4.
        However, it appears that you used a conversion price of $.02 to arrive at the 32.5 million
        shares referenced above. Please tell us what the correct conversion price is and revise
        your calculation accordingly. If the correct conversion price of the note is $.002, this will
        significantly increase your beneficial conversion feature recorded in your financial
        statements.

3.   We note in your response regarding the beneficial conversion feature that your journal entry to record January's conversion of the $650,000 debt instrument includes the issuance of shares for consulting services. Please tell us and disclose the nature of this transaction, including the terms of the related consulting agreement, whether or not the consulting arrangement was related to the issuance or conversion of the debt, and how you valued these shares. Cite the authoritative guidance that supports your accounting for this transaction.

Liquidity and Capital Resources, page 46

4.   Disclosure here and in exhibit 10.34 to the registration statement, that the principal amount of Coastal Investments' loan is $250,000, is inconsistent with disclosure of the terms of the oral extension of the note disclosed in exhibit 10.64 that the principal amount of Coastal Investments' loan is $60,000.00. Please reconcile the disclosures.

Exhibit 10.48

5.   Disclosure indicates that Eternal Image entered into a promissory note agreement with W. Browne on February 16, 2008 for $50,000.00. It does not appear that Eternal Image filed the original promissory note agreement as an exhibit to the registration statement. Please file the original promissory note agreement as an exhibit to the registration statement.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff

Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649-2517